CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

SSR Mining Inc.	Financial Statements Year-End 2018 | 1

SSR Mining Inc.	Financial Statements Year-End 2018 | 2

Management's Report
SSR Mining Inc.

Management’s Responsibility for the Financial Statements
The preparation and presentation of the accompanying consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.
Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, has a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and as Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators and the Securities and Exchange Commission as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.
The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.
Management’s Report on Internal Control over Financial Reporting
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2018.
PricewaterhouseCoopers LLP, our auditor, has audited the effectiveness of our internal control over financial reporting as of December 31, 2018, as stated in their report which appears herein.

"Paul Benson"	"Gregory Martin"
Paul Benson	Gregory Martin
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

February 21, 2019

SSR Mining Inc.	Financial Statements Year-End 2018 | 3

Report of Independent Registered Public Accounting Firm
SSR Mining Inc.

To the Shareholders and Board of Directors of SSR Mining Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of SSR Mining Inc. and its subsidiaries (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of (loss) income, comprehensive (loss) income, changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted

SSR Mining Inc.	Financial Statements Year-End 2018 | 4

Report of Independent Registered Public Accounting Firm
SSR Mining Inc.

accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, Canada
February 21, 2019
We have served as the company's auditor since 1989.

SSR Mining Inc.	Financial Statements Year-End 2018 | 5

Consolidated Statements of Financial Position
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Note	December 31	December 31
		2018	2017
		$	$
Current assets
Cash and cash equivalents	4	419,212	459,864
Trade and other receivables	5	42,841	38,052
Marketable securities	6	29,542	114,001
Inventory	7	232,748	182,581
Other	8	8,776	5,099
		733,119	799,597
Non-current assets
Property, plant and equipment	9	701,175	658,629
Deferred income tax assets	10	7,523	—
Goodwill	3	49,786	49,786
Other	8	29,535	29,442
Total assets		1,521,138	1,537,454

Current liabilities
Trade and other payables	12	78,466	60,153
Provisions	13	4,788	11,313
		83,254	71,466
Non-current liabilities
Deferred income tax liabilities	10	107,909	114,576
Provisions	13	76,448	94,304
Debt	14	247,551	233,180
Total liabilities		515,162	513,526

Shareholders' equity
Share capital	15	1,055,417	1,047,233
Other reserves	16	(16,303)	24,998
Equity component of convertible notes	14	68,347	68,347
Deficit		(133,314)	(139,693)
Total shareholders' equity attributable to SSR Mining shareholders		974,147	1,000,885
Non-controlling interest	16	31,829	23,043
Total equity		1,005,976	1,023,928
Total liabilities and equity		1,521,138	1,537,454

Commitments (notes 9 and 24(c))
The accompanying notes are an integral part of the consolidated financial statements

Approved by the Board of Directors and authorized for issue on February 21, 2019

"Richard D. Paterson"	"Paul Benson"
Richard D. Paterson, Director	Paul Benson, Director

SSR Mining Inc.	Financial Statements Year-End 2018 | 6

Consolidated Statements of (Loss) Income
SSR Mining Inc.
(expressed in thousands of United States dollars, except for per share amounts)

	Note	2018	2017
		$	$
Revenue	17	420,675	448,773
Cost of sales	18	(343,830)	(335,510)
Income from mine operations		76,845	113,263

General and administrative expenses	18	(32,941)	(20,307)
Exploration, evaluation and reclamation expenses		(14,009)	(15,981)
Impairment reversal	9	—	24,357
Operating income		29,895	101,332

Interest earned and other finance income	19	11,761	6,130
Interest expense and other finance costs	19	(33,630)	(34,870)
Other expenses	20	(9,149)	(3,067)
Foreign exchange gain		9,213	5,062
Income before tax		8,090	74,587
Income tax expense	10	(8,121)	(3,121)
Net (loss) income		(31)	71,466
Attributable to:
Equity holders of SSR Mining		6,379	69,316
Non-controlling interest		(6,410)	2,150

Net income per share attributable to equity holders of SSR Mining
Basic	21	$0.05	$0.58
Diluted	21	$0.05	$0.57
The accompanying notes are an integral part of the consolidated financial statements

SSR Mining Inc.	Financial Statements Year-End 2018 | 7

Consolidated Statements of Comprehensive (Loss) Income
SSR Mining Inc.
(expressed in thousands of United States dollars)

	2018	2017
	$	$
Net (loss) income	(31)	71,466
Other comprehensive (loss) income
Items that will not be reclassified to net income:
(Loss) gain on marketable securities, at FVTOCI, net of tax $6,059 and ($4,729)	(37,686)	25,948
Items that may be subsequently reclassified to net income:
Unrealized (loss) gain on effective portion of derivative, net of tax $850 and ($246)	(2,907)	526
Total other comprehensive (loss) income	(40,593)	26,474
Total comprehensive (loss) income	(40,624)	97,940
Attributable to:
Equity holders of SSR Mining	(34,214)	95,790
Non-controlling interest	(6,410)	2,150
The accompanying notes are an integral part of the consolidated financial statements

SSR Mining Inc.	Financial Statements Year-End 2018 | 8

Consolidated Statements of Changes in Shareholders' Equity
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Note	Common Shares		Other reserves (note 16)	Equity component of convertible notes		Total equity attributable to equity holders of SSR Mining
		Shares	Amount			Deficit		Non-controlling interest	Total equity
		000's	$	$	$	$	$	$	$
Balance, January 1, 2017		119,401	1,043,555	(1,014)	68,347	(209,009)	901,879	—	901,879
Exercise of stock options	15	440	3,678	(1,339)	—	—	2,339	—	2,339
Equity-settled share-based compensation	15	—	—	2,219	—	—	2,219	—	2,219
Recognition of joint venture	3	—	—	(1,342)	—	—	(1,342)	18,573	17,231
Funding from non-controlling interest	16	—	—	—	—	—	—	2,320	2,320
Total comprehensive income for the year		—	—	26,474	—	69,316	95,790	2,150	97,940
Balance, December 31, 2017		119,841	1,047,233	24,998	68,347	(139,693)	1,000,885	23,043	1,023,928

Exercise of stock options	15	899	8,184	(2,864)	—	—	5,320	—	5,320
Equity-settled share-based compensation	15	—	—	2,156	—	—	2,156	—	2,156
Funding from non-controlling interest	16	—	—	—	—	—	—	15,196	15,196
Total comprehensive (loss) income for the year		—	—	(40,593)	—	6,379	(34,214)	(6,410)	(40,624)
Balance, December 31, 2018		120,740	1,055,417	(16,303)	68,347	(133,314)	974,147	31,829	1,005,976
The accompanying notes are an integral part of the consolidated financial statements

SSR Mining Inc.	Financial Statements Year-End 2018 | 9

Consolidated Statements of Cash Flows
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Note	2018	2017
		$	$
Cash flows from operating activities
Net (loss) income for the year		(31)	71,466
Adjustments for:
Depreciation, depletion and amortization		100,479	102,482
Net finance expense		20,564	26,467
Impairment reversal		—	(24,357)
Income tax expense		8,121	3,121
Non-cash foreign exchange gain		(13,002)	(4,373)
Net changes in non-cash working capital items	26	(30,934)	(4,886)
Other operating activities	26	6,883	3,610
Cash generated from operating activities before interest and taxes		92,080	173,530
Moratorium paid		(5,683)	(9,270)
Interest paid		(13,831)	(15,235)
Income taxes paid		(12,797)	(4,300)
Cash generated by operating activities		59,769	144,725
Cash flows from investing activities
Purchase of property, plant and equipment		(67,747)	(28,897)
Capitalized stripping costs		(7,489)	(22,863)
Underground mine development costs		(9,074)	(8,294)
Capitalized exploration costs		(13,473)	(5,368)
Chinchillas project costs		(60,248)	(11,432)
Closing payment on formation of joint venture, net of cash acquired		—	(12,972)
Loan to joint venture partner		(8,032)	—
Investment in marketable securities	6	(23,057)	—
Net proceeds from sale of marketable securities	6	63,445	68,641
Interest received		9,219	3,944
Other investing activities		526	1,747
Cash used in investing activities		(115,930)	(15,494)
Cash flows from financing activities
Proceeds from exercise of stock options		5,320	2,281
Funding from non-controlling interest		15,196	2,320
Cash generated by financing activities		20,516	4,601
Effect of foreign exchange rate changes on cash and cash equivalents		(5,007)	(1,095)
Increase (decrease) in cash and cash equivalents		(40,652)	132,737
Cash and cash equivalents, beginning of year		459,864	327,127
Cash and cash equivalents, end of year		419,212	459,864
Supplemental cash flow information (note 26)

The accompanying notes are an integral part of the consolidated financial statements

SSR Mining Inc.	Financial Statements Year-End 2018 | 10

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

SSR Mining Inc. ("we", "us", "our" or "SSR Mining") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Market in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. SSR Mining Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada and our 75% owned Puna Operations in Jujuy, Argentina, and to advance, as market and project conditions permit, our other principal development projects towards development and commercial production.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a)	Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The comparative information has also been prepared on this basis, details of which are given below.
These statements were authorized for issue by our Board of Directors on February 21, 2019.

b)	Accounting convention
These consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments, which are measured at fair value as described in note 2(r).
c)Basis of consolidation
These consolidated financial statements incorporate the financial statements of SSR Mining Inc. and all of our subsidiaries (note 25(b)).
(i)    Subsidiaries
Subsidiaries are all entities (including structured entities) over which we have control. We control an entity when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity.

SSR Mining Inc.	Financial Statements Year-End 2018 | 11

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control is transferred to us until the date that control ceases.
All intercompany transactions and balances have been eliminated on consolidation.
d)Business combinations
A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to us and our shareholders. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to us and our shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with our inputs and processes or we could easily replicate the processes to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, we consider other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

▪	Has begun planned principal activities;

▪	Has employees, intellectual property and other inputs and processes that could be applied to those inputs;

▪	Is pursuing a plan to produce outputs; and

▪	Will be able to obtain access to customers that will purchase the outputs.
Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair value of the assets and liabilities transferred. The results of businesses acquired during the period are included in the consolidated financial statements from the date of acquisition. The identifiable assets, liabilities and contingent liabilities of the businesses which can be measured reliably are recorded at fair values at the date of acquisition. Provisional fair values are finalized within 12 months of the acquisition date. Acquisition-related costs are expensed as incurred. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.
e)Foreign currency translation
(i)    Functional and presentation currency
Items included in the financial statements of each of our subsidiaries are measured using the currency of the primary economic environment in which the particular entity operates (the “functional currency”). SSR Mining and all of our subsidiaries have a functional currency of United States dollars.
The consolidated financial statements are presented in United States dollars.
(ii)   Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities are translated using the period-end exchange rates. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of (loss) income.

SSR Mining Inc.	Financial Statements Year-End 2018 | 12

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
f)Revenue recognition
Our primary source of revenue is from the sale of gold doré or bullion and metal-bearing concentrate. Revenue is recognized in the consolidated financial statements when the following conditions are met:

•	the significant risks and rewards of ownership have passed to the customer;

•	neither continuing managerial involvement, to the degree usually associated with ownership, nor effective control over the good sold, has been retained;

•	the amount of revenue can be measured reliably;

•	it is probable that economic benefits associated with the sale will flow to us; and

•	the costs incurred or to be incurred in respect of the sale can be measured reliably.
Revenue from the sale of gold doré or bullion is recognized on the trade settlement date when funds are received.
Revenue from the sale of concentrate is recorded net of charges for treatment, refining and penalties. Net revenues from the sale of by-products are included within revenue.
Concentrate sales are recognized on a provisional basis using our estimate of contained metals. Final settlement is based on applicable commodity prices, based on contractually determined quotational periods, and receipt of final weights and assays, which typically occurs two to six months after shipment.
Variations between the price recorded when revenue was initially recognized and the actual final price are caused by changes in metal prices. This feature causes concentrate receivables to be measured at fair value through profit and loss (“FVTPL”).
The above revenue recognition policy is applicable to contracts where revenue transactions were completed in 2017. With any contracts where revenue transactions were completed or entered into in 2018 accounted for in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) (note 2v)).

g)Cash and cash equivalents
Cash and cash equivalents include cash on hand and held at banks and short-term investments with an original maturity of 90 days or less, which are readily convertible into a known amount of cash and excludes any restricted cash that is not available for use by us.

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Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
h)Inventory
Stockpiled ore, leach pad inventory and finished goods are valued at the lower of average cost and estimated net realizable value (“NRV”). Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation, depletion and amortization and directly attributable overhead costs. NRV is calculated using the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and all associated selling costs.
Any write-downs of inventory to NRV are recorded within cost of sales in the consolidated statements of (loss) income. If there is a subsequent increase in the value of inventory, the previous write-downs to NRV are reversed up to cost to the extent that the related inventory has not been sold.
Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. The cost of stockpiled ore inventory is derived from the current mining costs incurred up to the point of stockpiling the ore and are removed at average cost as ore is processed. Quantities of stockpiled ore are verified by periodic surveys.
The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process. Under this method, ore is stacked on leach pads and treated with a chemical solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered in doré. The cost of leach pad inventory is derived from current mining and leaching costs and removed as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold in the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage.
Finished goods inventory includes metal concentrates at site and in transit and doré at a site or refinery or bullion in a metal account.
Materials and supplies inventories are valued at the lower of average cost and NRV. Costs include acquisition, freight and other directly attributable costs. A regular review is undertaken to determine the extent of any provision for obsolescence.
Inventory that is not planned to be processed or used within one year is classified as non-current.
i)Mineral properties
Capitalized costs of mineral properties include the following:

▪	Costs of acquiring exploration and development stage properties in asset acquisitions, or the value attributed to properties acquired in a business combination;

▪	Economically recoverable exploration and evaluation expenses;

▪	Expenditures incurred to develop mining properties;

▪	Certain costs incurred during production;

▪	Estimates of close down and restoration costs; and

▪	Borrowing costs incurred that are attributable to qualifying mineral properties.

SSR Mining Inc.	Financial Statements Year-End 2018 | 14

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(i)    Acquisition of mineral properties
The costs of acquiring exploration and development stage properties, including transaction costs, in an asset purchase are capitalized as an exploration and evaluation asset or a mineral property at cost. The value attributed to acquiring mineral properties at an operating mine in a business combination is recognized as a mineral property. The value attributed to acquiring exploration potential in a business combination is recognized as an exploration and evaluation asset.
(ii)   Exploration and evaluation expenditures
Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with acquiring the rights to explore, prospecting, sampling, mapping, diamond drilling and other work involved in searching for Mineral Resources, as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Evaluation expenditures are costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.
Evaluation expenditures include the cost of: (i) further defining the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of mineralized material is commercially justified including preliminary economic assessments, pre-feasibility and final feasibility studies. Exploration and evaluation expenditures are expensed until it has been determined that a property is technically feasible and commercially viable, in which case subsequent evaluation costs incurred to develop a mineral property are capitalized.
(iii)  Development expenditures
Once we have met the criteria for capitalization of exploration and evaluation expenditures, the carrying value of the exploration and evaluation asset is reclassified as a mineral property. All costs, including pre-operating costs are capitalized until the point that the mineral property is capable of operating as intended by us. This is determined by: (i) completion of operational commissioning of major mine and plant components; (ii) operating results being achieved consistently for a period of time; (iii) indicators that these operating results will be continued; and (iv) other factors being present, including one or more of the following: a significant portion of the plant/mill capacity being achieved; a significant portion of available funding being directed towards operating activities; a predetermined, reasonable period of time being passed; or significant milestones for the development of the mineral property being achieved.
In open pit mining operations, it is necessary to incur costs to remove waste material in order to access the ore body, which is known as stripping, with the stripping ratio being the ratio of waste material to ore. Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized as part of the carrying amount of the related mining property.
Once the mineral property is capable of operating as intended, further operating costs, including depreciation, depletion and amortization, are included within inventory as incurred.

SSR Mining Inc.	Financial Statements Year-End 2018 | 15

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(iv) Costs incurred during production
During the production phase of an open pit mine, where stripping activities result in improved access to ore, we recognize a capitalized stripping asset when it is probable that the future economic benefit of the improved access will flow to us, the ore to which access has been improved is identifiable, and costs can be reliably measured. Typically identifiable components of an ore body correspond to the phases of a mine plan. Within each identifiable component, the average stripping ratio is estimated; the cost of waste removal in excess of the stripping ratio is capitalized, and the cost of waste and ore removal in line with the average stripping ratio is recorded in inventory. The capitalized stripping asset is amortized using a unit of production method over the identified component of the ore body.
At underground mining operations, we incur development costs to build new shafts, drifts and ramps that enable us to access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred. Capitalized underground development costs incurred to enable access to specific areas of the underground mine, and which only provide an economic benefit over the period of mining that area, are depreciated on a units of production basis relating to that particular area of the mine.
(v) Borrowing costs
Borrowing costs attributable to the acquisition, construction or production of an asset that takes a substantial period of time to construct are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use or sale. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to our relevant general borrowings during the period.
j)Plant and equipment
Plant and equipment is stated at cost less accumulated depreciation and accumulated impairment charges.
The cost of an item of plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.
Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of plant and equipment.
Costs incurred for major overhaul of existing equipment and sustaining capital are capitalized as plant and equipment and are subject to depreciation once they are available for use. Major overhauls include improvement programs that increase the productivity or extend the useful life of an asset beyond that initially envisaged. The costs of routine maintenance and repairs that do not constitute improvement programs are accounted for as a cost of inventory.
k)Depreciation
(i)    Mineral properties
Our mineral properties are classified as either those being subject to depletion or not yet subject to depletion. On acquisition of a mineral property, we prepare an estimate of the fair value attributable to Mineral Reserves, Mineral Resources and exploration potential attributable to the property. The fair value attributable to Mineral Resources is classified to mineral properties not subject to depletion. As Mineral Resources are converted into Mineral Reserves at operating properties a portion of the asset balance is reclassified as subject to depletion using an average cost per ounce of Mineral Resource.

SSR Mining Inc.	Financial Statements Year-End 2018 | 16

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Mineral properties subject to depletion are depleted using the units-of-production method. In applying the units-of-production method over the recoverable ounces to which the asset specifically relates, depletion is calculated using the recoverable ounces extracted from the mine in the period as a percentage of the total recoverable ounces expected to be extracted in current and future periods based on Mineral Reserves.
No amortization is charged during the evaluation and development phases as the asset is not available for use.
(ii)   Plant and equipment
The carrying amounts of plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life-of-mine ("LOM") or lease, if shorter. Depreciation starts on the date when the asset is available for its intended use. The major categories of plant and equipment are depreciated on a straight-line basis using the estimated lives indicated below:

Computer equipment	3 - 7 years
Furniture and fixtures	7 years
Vehicles	2 - 5 years
Mining equipment	5 - 10 years
Mobile equipment components	2 - 9 years
Buildings	LOM
Mine plant equipment	LOM
Underground infrastructure	LOM
Leasehold improvements	Lease term

Land is not depreciated.

Assets under construction are not depreciated until available for their intended use.

We conduct a review of residual values, useful lives and depreciation methods employed for property, plant and equipment annually, and when events and circumstances indicate that such a review should be made. Any changes in estimates that arise from this review are accounted for prospectively.
l)Goodwill
Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the acquisition amount over such fair value being recorded as goodwill and allocated to cash generating units ("CGUs"). CGUs are the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mining interest that is an operating mine is typically a CGU.

Goodwill arises principally because of the following factors: (i) the ability to capture buyer-specific synergies arising upon a transaction; and (ii) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.

SSR Mining Inc.	Financial Statements Year-End 2018 | 17

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
m)Review of asset carrying values and impairment assessment
Goodwill is not amortized; instead it is tested annually for impairment. In addition, at each reporting period we assess whether there is an indication that goodwill is impaired and, if there is such an indication, we would test for goodwill impairment at that time.
Non-financial assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
We conduct reviews to assess for any indications of impairment of asset values. External factors such as changes in current and forecast metal prices, operating costs and other market factors are also monitored to assess for indications of impairment.
If any such indication exists, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to dispose (“FVLCTD”) and value in use (“VIU”). If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the consolidated statements of (loss) income.
FVLCTD is defined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants at the measurement date. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.
VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.
Impairment is normally assessed at the level of CGUs, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.
Non-financial assets, other than goodwill, that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place. Goodwill that has been previously impaired is not reversed.
n)Share capital
Common shares issued by us are recorded at the net proceeds received which is the fair value of the consideration received less costs incurred in connection with the issue.
o)Share-based payments
Equity-settled share-based payment arrangements such as our stock option plan are initially measured at fair value at the date of grant, which is recognized as a share-based compensation expense in the consolidated statements of (loss) income over the vesting period, with a corresponding increase to equity. We estimate the fair value of stock options granted using the Black-Scholes option pricing model and estimate the expected forfeiture rate at the date of grant.
Arrangements considered to be cash-settled are the Directors’ Deferred Share Unit (“DSU”) Plan, the Restricted Share Unit (“RSU”) Plan and the Performance Share Unit (“PSU”) Plan. The fair values of these are recognized as share-based compensation expenses in the consolidated statements of (loss) income over the vesting period, with a corresponding increase to accrued liabilities. The fair value of DSUs, PSUs, and RSUs is estimated based on the quoted market price of our common shares and are remeasured at each reporting period.
When awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed.

SSR Mining Inc.	Financial Statements Year-End 2018 | 18

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
p)Taxation
The income tax expense for the period is comprised of current and deferred tax, and is recognized in the consolidated statements of (loss) income except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the tax is recognized in equity.
(i)   Current income tax
Current tax for each of our taxable entities is based on the local taxable profit for the period at the local statutory tax rates enacted or substantively enacted at the date of the consolidated statements of financial position.
(ii)   Deferred tax
Deferred tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the consolidated statements of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is determined using tax rates and tax laws that are enacted or substantively enacted at the date of the consolidated statements of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.
Deferred tax assets and liabilities are not recognized if the temporary difference arises on the initial recognition of assets and liabilities in a transaction other than a business combination, that at the time of the transaction, affects neither the taxable nor the accounting profit or loss.
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available to be utilized against those deductible temporary differences. Deferred tax assets are reviewed at each reporting date and amended to the extent that it is no longer probable that the related tax benefit will be realized. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle our current tax assets and liabilities on a net basis.
(iii)  Royalties and other tax arrangements
Royalties and other arrangements are treated as taxation arrangements when they have the characteristics of income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to an income measure. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current liabilities and included within cost of sales.
(iv)  Value added tax (“VAT”)
VAT may be paid in countries where recoverability is uncertain. In these cases, VAT payments are either deferred within exploration and evaluation assets or inventory costs, or expensed if related to exploration and evaluation costs. If we ultimately recover the amounts that have been deferred, the amount received will be applied to reduce any associated asset. If the amounts were previously expensed, the recovery will be recognized in the consolidated statements of (loss) income.

SSR Mining Inc.	Financial Statements Year-End 2018 | 19

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

q)	Income per share
Basic income per share is calculated by dividing the net income attributable to our shareholders by the weighted average number of shares outstanding during the reporting period.
Diluted income per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and convertible notes. The “treasury stock method” is used for the assumed proceeds upon exercise of the dilutive instruments to determine the number of shares assumed to be purchased at the average market price during the period.
r)Financial instruments
We classify our financial instruments in the following categories: at FVTPL, fair value through other comprehensive income (“FVTOCI”) or at amortized cost.

(i)	Classification
We determine the classification of financial instruments at initial recognition.
Financial assets

▪
Debt The classification of debt instruments is driven by our business model for managing the financial assets and their contractual cash flow characteristics. A debt instrument is measured at amortized cost if the objective of the business model is to hold the debt instrument for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current or non-current assets based on their maturity date. If the business model is not to hold the asset, it is classified as FVTPL.

•
Equity Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition we can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI.

Financial liabilities
Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or we have opted to measure at FVTPL.

(ii)	Measurement
Financial assets and liabilities at FVTPL
Financial assets and liabilities at FVTPL are initially recognized at fair value and transaction costs are expensed in the consolidated statements of (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the consolidated statements of (loss) income in the period in which they arise. Where we have opted to designate a financial liability at FVTPL, any changes associated with our own credit risk will be recognized in OCI.

Financial assets at FVTOCI
Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes from initial recognition recognized in OCI.

Financial assets and liabilities at amortized cost
Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.

SSR Mining Inc.	Financial Statements Year-End 2018 | 20

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Derivative financial instruments
When we enter into derivative contracts, these are intended to reduce the exposures related to assets and liabilities, or forecast transactions. Derivatives are classified as FVTPL unless designated as hedges, as described below.
Derivatives embedded in financial liabilities are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. However, the classification approach described above is applied to all financial assets, including those that contain embedded derivatives, without the need to separate the embedded derivative from the host contract. Commodity-based derivatives resulting from provisional sales prices of metals in concentrate are classified as FVTPL with changes in value recognized in revenue.

(iii)	Impairment of financial assets
Impairment of financial assets at amortized cost
We recognize a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, we measure the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, we measure the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the expected credit losses are reversed after the impairment was recognized.

(iv)	Derecognition
Derecognition of financial assets and liabilities
Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, canceled or expired. Gains and losses on derecognition are recognized within finance income and finance costs, respectively. Gains or losses on financial assets classified as FVTOCI remain within accumulated OCI.

(v)	Fair value of financial instruments
The fair values of quoted investments are based on current prices. If the market for a financial asset is not active (and for unlisted securities), we establish fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the financial asset’s specific circumstances.

(vi)	Hedge accounting
Derivative Instruments
Derivative instruments are recorded at fair value on the consolidated statements of financial position, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecast transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the consolidated statements of financial position unless there is a legal right to offset and intent to settle on a net basis.

SSR Mining Inc.	Financial Statements Year-End 2018 | 21

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Fair Value Hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statements of (loss) income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.
Cash Flow Hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of (loss) income. Amounts accumulated in OCI are transferred to the consolidated statements of (loss) income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in OCI are transferred from OCI and included in the measurement of the initial carrying amount of the asset or liability.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in OCI at that time remains in OCI and is recognized in the consolidated statements of (loss) income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in OCI is immediately transferred to the consolidated statements of (loss) income.

Non-Hedge Derivatives
Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statements of (loss) income.
s)Provisions for close down and restoration and for environmental clean-up costs
Close down and restoration costs include dismantling and demolition of infrastructure, the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs. The cost estimates are updated during the life of the operation to reflect known development, e.g. revisions to cost estimates and to the estimated lives of the operations, and are subject to formal reviews at regular intervals.
The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are adjusted within the property, plant and equipment asset to which the provision relates. If no asset remains any change in a provision is charged or credited to the consolidated statements of (loss) income in the period. These costs are then depreciated over the life of the asset to which they relate, typically using the units of production method. The accretion or unwinding of the discount applied in establishing the net present value of provisions is charged to the consolidated statements of (loss) income as a finance expense.
t)Leases
Leases which transfer substantially all of the benefits and risks incidental to the ownership of property are accounted for as finance leases. Finance leases are capitalized at the lease commencement at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charge. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.
All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

SSR Mining Inc.	Financial Statements Year-End 2018 | 22

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
u)Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgments and estimation is contained in the accounting policies and/or notes to the consolidated financial statements, and the judgments and other sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year are summarized below.
Areas of judgment that have the most significant effect on the application of accounting policies in the consolidated financial statements are:

▪	Review of non-current asset carrying values and impairment assessment;

▪	Determination of capitalized stripping activities;

▪	Determination of capitalization of underground development activities;

▪	Determination of useful lives of property, plant and equipment;

▪	Close down and restoration provision;

▪	Deferred tax assets and liabilities;

▪	Determination of commencement of commercial production;

▪	Functional currency;

▪	Contingencies; and

▪	Determination of the timing of derecognition of exploration and evaluation assets.
Key sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year are summarized below:

▪	Review of non-current asset carrying values and impairment assessment;

▪	Mineral Reserves and Mineral Resources estimates;

▪	Determination of useful lives of property, plant and equipment;

▪	Valuation of inventory;

▪	Valuation of goodwill (note 3);

▪	Close down and restoration provision;

▪	Determination of the fair values of share-based compensation;

▪	Valuation of financial instruments;

▪	Deferred tax assets and liabilities; and

▪	Contingencies.
Each of these judgments and estimates is considered in more detail below.

SSR Mining Inc.	Financial Statements Year-End 2018 | 23

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Review of non-current asset carrying values and impairment assessment

In accordance with our accounting policy (note 2(m)), goodwill is tested for impairment annually and each asset or CGU is evaluated every reporting period to determine whether there are any indicators of impairment. If an impairment test is required, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of FVLCTD or VIU.

The evaluation of asset carrying values for indications of impairment includes judgments of both external and internal sources of information, including such factors as market and economic conditions, metal prices and forecasts, production budgets and forecasts, and LOM estimates.

The determination of FVLCTD and VIU requires management to make estimates and assumptions about expected production based on current estimates of recoverable metal, commodity prices, operating costs, taxes and export duties, inflation and foreign exchange, salvage value, future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in the consolidated statements of (loss) income.

In our impairment assessment at December 31, 2018, it was determined that there were indicators of potential impairment on the $64 million carrying value of the Pitarrilla project which resulted in us assessing the recoverable amount of the asset, which has been identified as a CGU. The recoverable amount of the Pitarrilla project was determined to be the FVLCTD, which is based upon the CGU's estimated future after-tax cash flows. The cash flows were determined based on cash flow projections, which incorporate our estimates of forecast metal prices, production based on current estimates of recoverable underground Mineral Resources and future operating costs and capital expenditures. We used a silver price of $17.75 per ounce in the cash flow projections, based on market consensus forecasts. Projected cash flows under the FVLCTD model are after-tax and discounted at 8.5% using an estimated weighted average cost of capital of a market participant adjusted for project and country specific risks. We concluded that these discounted cash flows exceeded the carrying value of the Pitarrilla project and no impairment was required.

Average silver prices would have had to decrease by more than approximately 3% or the discount rate would have to increase to approximately 9.2% for the Project to be impaired.

Mineral Reserves and Mineral Resources estimates

We estimate Mineral Reserves and Mineral Resources based on information prepared by qualified persons as defined by NI 43-101. Mineral Reserves are used in the calculation of depreciation, amortization and impairment charges, for forecasting the timing of the payment of close down and restoration costs, and future taxes. In assessing the life of a mine for accounting purposes, Mineral Resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating Mineral
Reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of Mineral Reserves and may, ultimately, result in Mineral Reserves estimates being revised. Such changes in Mineral Reserves could impact depreciation and amortization rates, asset carrying values and the provision for close down and restoration.

SSR Mining Inc.	Financial Statements Year-End 2018 | 24

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Determination of capitalized stripping activities

We determine whether stripping costs incurred during the production phase of a surface mining operation provide improved access to a component of an ore body that will be mined in a future period, and whether the costs can be reliably measured. We have to apply judgment when identifying components of the mine over which stripping costs are capitalized, in estimating the average stripping ratio for each component, and in using judgment to determine the period over which the capitalized stripping asset is amortized.

Determination of capitalization of underground development activities

We determine whether development costs incurred during the production phase of an underground mining operation provide improved access to a component of an ore body that will be mined in a future period, and whether the costs can be reliably measured. We have to apply judgment when identifying components of the mine over which development costs are capitalized and in determining the period over which the capitalized underground asset is amortized.

Determination of useful lives of property, plant and equipment

We use the units of production method to deplete mineral properties, whereby depletion is calculated using the quantity of ore extracted from the mine in the period as a percentage of the total quantity of ore expected to be extracted in current and future periods. Other assets are depreciated using the straight-line method, which includes significant management judgment to determine useful lives and residual values.
Valuation of inventory
Stockpiled ore and finished goods
Stockpiled ore and finished goods are valued at the lower of average cost and NRV. NRV is calculated as the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of forecast sales price, recovery rates, grade, assumed contained metal in stockpiles and production and selling costs requires significant assumptions that may impact the stated value of our inventory and lead to changes in NRV.
Leach pad inventory
In determining the value of the leach pad, we make estimates of quantities and grades of ore stacked on leach pads and in-process, and the recoverable gold in this material to determine the total inventory. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales. The determination of forecast sales price, recovery rates, grade, assumed contained metal in leach pad inventory and production and selling costs requires significant assumptions that may impact the stated value of our leach pad inventory and lead to changes in NRV.
Material and supplies inventory
In determining the value of material and supplies inventory, we make estimates of the amounts to be used and realizable value through disposals or sales. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales.

SSR Mining Inc.	Financial Statements Year-End 2018 | 25

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Close down and restoration provision

Close down and restoration costs are a consequence of exploration activities and mining, and the majority of close down and restoration costs are incurred near the end of the LOM. Our accounting policy requires the recognition of such provisions when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, we estimate our costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the discount applied in establishing the net present value of the provision, are capitalized within mineral properties and depleted over the lives of the assets to which they relate.
The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, whether closure plans achieve intended reclamation goals, the emergence of new restoration techniques or experience at other mine sites, local inflation rates and exchange rates when liabilities are anticipated to be settled in a currency other than the United States dollar. The expected timing of expenditure can also change, for example, in response to changes in Mineral Reserves, production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.
Deferred tax assets and liabilities

The determination of our tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. We also make estimates of future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Determination of commencement of commercial production

The determination of when a mine is in the condition necessary for it to be capable of operating in the manner intended by management (referred to as "commercial production") is a matter of significant judgment which impacts when the Company recognizes revenue, operating costs and depreciation and depletion in the statement of profit and loss. In making this determination, management considers whether (a) the major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended was complete; (b) ramping up to nameplate design capacity has been achieved for the operations; (c) the mine and mill were meeting performance design criteria such as mining rates, haulage targets, hourly throughput and process recovery; and (d) a saleable product could be produced.

Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in note 2(e).

SSR Mining Inc.	Financial Statements Year-End 2018 | 26

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Contingencies

Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal, tax or regulatory proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, we evaluate with our legal counsel the perceived merits of any legal, tax or regulatory proceedings, unasserted claims or actions. Also evaluated are the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets or liabilities are not recognized in the consolidated financial statements.

Determination of the timing of derecognition of exploration and evaluation assets

Judgment is required in assessing certain criteria to determine when derecognition of an exploration and evaluation asset has occurred.
v)Change in accounting policies
We adopted the requirements of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. IFRS 15 covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. We elected to apply IFRS 15 using a modified retrospective approach by recognizing the cumulative effect of initially adopting IFRS 15 as an adjustment to the opening balance sheet at January 1, 2018. Therefore, the comparative information has not been restated and continues to be reported under IAS 18 Revenue. The details of accounting policy changes and the quantitative impact of these changes are described below.

Gold doré and bullion sales

IFRS 15 requires that revenue from contracts with customers be recognized upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with our revenue recognition policy as set out in note 2(f) to our audited consolidated financial statements, as the condition is satisfied on gold doré and bullion sales when title transfers to the customer. Accordingly, upon adoption, this requirement under IFRS 15 resulted in no impact to our financial statements, as the timing of revenue recognition on our gold bullion sales is unchanged.

Concentrate sales

We performed an assessment of our existing concentrate sales agreements and determined that there is no change in the timing of revenue recognition under IFRS 15. The point of transfer of risks and rewards and transfer of control for concentrate sales occur at the same time. IFRS 15 identifies that the shipping component associated with certain concentrate sales may be a separate performance obligation, which would require a portion of the revenue to be deferred and recognized as the obligation is fulfilled. We have determined that the deferred revenue would be insignificant and thus, have not accounted for the shipping component as a separate performance obligation.
IFRS 15 does not consider changes in the fair value of the concentrate receivable measured at fair value through profit and loss as revenue from contracts with customers. Accordingly, we have separately presented the changes as other revenue in note 17.

SSR Mining Inc.	Financial Statements Year-End 2018 | 27

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
New Accounting Policy

As a result of IFRS 15, we have adopted the accounting policy set out below, effective January 1, 2018.

Our primary source of revenue is from the sale of gold doré or bullion and metal-bearing concentrate.

Initially we determine what performance obligations our contracts with customers create, and where applicable, allocate the consideration expected to be received between different the performance obligations on the basis of relative stand-alone selling prices. Revenue is then recognized when all of our performance obligations are satisfied. A performance obligation is satisfied when control of the underlying goods or services for that particular performance obligation is transferred to the customer. Control is defined as the ability to direct the use of and obtain substantially all of the remaining benefits from the asset underlying the good or service. In order to evaluate the point in time at which control of the asset has been transferred to a customer we consider the following indicators:

▪	title to the asset has transferred;

▪	physical possession of the asset has transferred;

▪	we have a present right to payment for the asset;

▪	the customer has accepted the asset; and

▪	the customer has the significant risks and rewards of ownership of the asset

Gold doré and bullion sales

Gold doré and bullion is sold primarily to bullion banks in the London spot market. The sales price is fixed on the date of sale based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes, and cash is received.

Concentrate sales
Under the terms of concentrate sales contracts with independent trading and smelting companies; typically, provisional payment is received based upon the estimated metal content and metal prices at the date of shipment. The final quantity of metal sold is then determined through a settlement process at a date after the product has been delivered, with metal sales prices being based on a specified future date after shipment based on market prices. We record revenues under these contracts at the point that control has passed, which is when the risk and rewards of ownership pass to our customers, typically at port of loading or port of unloading based on the terms of the contract. We estimate the consideration to be received based upon provisional assays adjusted for expected final settlement differences, and using forward market prices on the expected date that final sales prices will be determined.

Variations between the price recorded at the revenue recognition date and the actual final price set under the sales contracts are caused by changes in market prices, which result in the existence of a trade receivable financial instrument that is recorded at fair value through profit and loss (“FVTPL”) each period until final settlement occurs. Changes in fair value are included in other revenue in the consolidated statement of income.

SSR Mining Inc.	Financial Statements Year-End 2018 | 28

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
w)Future accounting changes
IFRS 16 Leases

On January 13, 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. The standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard is effective for annual reporting periods beginning on or after January 1, 2019. SSR Mining intends to adopt IFRS 16 for the annual reporting period beginning on January 1, 2019 and apply the following practical expedients on initial application:

• application only to contracts that were previously identified as leases, and;

•	electing to not recognize leases for which the underlying asset is of low value or considered to be a short-term lease.

We anticipate using the modified retrospective with cumulative effect method of adoption.

The application of IFRS 16 will not have any impact on the amounts recognized in our consolidated financial statements for finance leases where an asset and a related liability for the lease arrangement have been recognized or where SSR Mining is a lessor.

Our assessment of non-cancellable operating lease commitments indicates that our arrangements will meet the definition of a lease under IFRS 16, and therefore, at January 1, 2019, we will recognize a right-of-use asset and a corresponding liability in respect of these leases.

Our operating lease commitments have been disclosed in note 9.

3.	ACQUISITIONS AND CHANGE IN INTEREST ON MINERAL PROPERTIES

a)Puna Operations Joint Venture

On March 31, 2017, we exercised our option on the Chinchillas project and on May 31, 2017 formed a jointly owned company with Golden Arrow Resources Corporation ("Golden Arrow") called Puna Operations Inc. ("Puna Operations") for the development of the property. The jointly owned company, holding the Pirquitas and Chinchillas properties, is owned 75% by SSR Mining and we are the operator. This transaction is expected to extend the Puna Operations operating life by approximately eight years.

Under the terms of the arrangement we paid the option exercise payment to Golden Arrow of $12,972,000, net of cash acquired.

At May 31, 2017 we recognized an asset of $28,839,000 representing the fair value of the Chinchillas mineral property acquired. In addition, we recognized a non-controlling interest of $18,573,000. As we retain control of Puna Operations, the difference between the carrying value of the assets acquired and liabilities assumed and the non-controlling interest, was recognized in equity attributable to our shareholders, which totalled $1,342,000.

SSR Mining Inc.	Financial Statements Year-End 2018 | 29

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	ACQUISITIONS AND CHANGE IN INTEREST ON MINERAL PROPERTIES (Continued)

b)Acquisition of Seabee Gold Operation and Goodwill

On May 31, 2016, we completed the acquisition of Claude Resources Inc. and its Seabee Gold Operation. The acquisition was a business combination and has been accounted for in accordance with the measurement and recognition provisions of IFRS 3. IFRS 3 requires that the purchase consideration be allocated to the assets acquired and liabilities assumed in a business combination based upon their estimated fair values at the date of acquisition.

As part of the purchase price allocation, we recognized goodwill of $49,786,000 on the transaction. We performed the annual goodwill impairment test at December 31, 2018. For the purposes of the goodwill impairment test, the recoverable amount of the Seabee Gold Operation, which is considered to be the CGU, has been determined using a FVLCTD calculation, which exceeded VIU. The valuation was based on cash flow projections, which incorporate our estimates of forecast metal prices, foreign exchange rates, production based on current estimates of recoverable Mineral Reserves and Mineral Resources, future exploration potential, future operating costs and capital expenditures. Projected cash flows under the FVLCTD model are after-tax and discounted using an estimated weighted average cost of capital of a market participant adjusted for asset specific risks. Commodity prices are our estimates of the views of market participants, including a long-term gold price of $1,300 per ounce and the long-term foreign exchange rate of $1.25 Canadian/USD $1.00 . The post-tax real discount rates adjusted for asset specific risks used for the impairment assessments was 7.0%. The calculated recoverable amount of the CGU exceeded the carrying value at December 31, 2018, and therefore no impairment charge has been recorded.

4.	CASH AND CASH EQUIVALENTS

	December 31, 2018	December 31, 2017
	$	$
Cash	209,518	131,589
Short-term investments	209,694	328,275
	419,212	459,864

5.	TRADE AND OTHER RECEIVABLES

	December 31, 2018	December 31, 2017
	$	$
Trade receivables	11,287	14,848
Value added tax receivables (note 11)	12,811	7,004
Prepayments and deposits	10,880	8,875
Income tax receivable	2,947	1,213
Other taxes receivable	4,274	4,824
Other receivables	642	1,288
	42,841	38,052

No trade receivables are past due and all are expected to be settled within twelve months.

Credit risk is further discussed in note 24(b). We did not hold any collateral for any receivable amounts outstanding at December 31, 2018 or December 31, 2017.

SSR Mining Inc.	Financial Statements Year-End 2018 | 30

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6.	MARKETABLE SECURITIES

	December 31, 2018	December 31, 2017
	$	$
Balance, beginning of year	114,001	148,944
Additions	22,674	5,295
Disposals	(63,445)	(72,132)
Fair value adjustments	(43,688)	31,894
Balance, end of year	29,542	114,001

During 2018, we purchased 8.2 million common shares of SilverCrest Metals Inc. ("SilverCrest") for total consideration of $23.1 million and sold our remaining position of 9.0 million common shares of Pretium Resources Inc. ("Pretium") for pre-tax cash proceeds of approximately $63.4 million. The fair value adjustments in 2018 related primarily to the Pretium shares.

On acquisition of the SilverCrest shares, we recognized an expense of $2.8 million related to the premium paid for the shares over the prevailing market price. Due to the subsequent increase in the SilverCrest share price, we recognized a gain of $4.3 million in Other Comprehensive Income at December 31, 2018.

The SilverCrest common shares are subject to a hold period of four months from their December 7, 2018 acquisition date.

7.	INVENTORY

	December 31, 2018	December 31, 2017
	$	$
Current:
Finished goods	23,433	19,262
Stockpiled ore	18,195	6,806
Leach pad inventory	162,335	128,783
Materials and supplies	28,785	27,730
	232,748	182,581
Non-current materials and supplies (note 8)	2,006	3,973
	234,754	186,554

As at December 31, 2018, we had total provisions of $3,436,000 (2017 - $7,250,000) for supplies inventory that we no longer expect to utilize.

Following the formation of our Puna Operations in 2017, which extended the operating life of the Pirquitas plant, we partially reversed our existing provision against supplies inventory by $6,342,000.

SSR Mining Inc.	Financial Statements Year-End 2018 | 31

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	OTHER ASSETS

	December 31, 2018		December 31, 2017
	Current	Non-current	Current	Non-current
	$	$	$	$
Financial assets:
Restricted cash (1)	—	2,035	—	3,079
Deferred consideration (2, 3)	7,345	11,289	2,394	15,639
Derivative asset	—	—	1,287	—
Loan receivable from JV Partner (4)	—	8,214	—	—
Non-financial assets:
Non-current value added tax receivable (note 11)	—	5,991	—	6,751
Non-current inventory (note 7)	—	2,006	—	3,973
Held for sale	1,431	—	1,418	—
	8,776	29,535	5,099	29,442

(1)	We have cash and security deposits in relation to our close down and restoration provisions of $1,934,000 (December 31, 2017 - $1,895,000).

(2)	On November 1, 2016, we sold our Diablillos and M-18 properties in Argentina to AbraPlata Resource Corp ("AbraPlata") (formerly Huayra Minerals Corporation) for consideration of:

•	19.9% equity stake in Abra Plata, with free carried interest until the completion of a financing of $5,000,000 or more, valued at $2,887,000. By December 31, 2018, the financing had been completed;

•	Cash payments of $14,100,000 over the following five years ($1,350,000 received by December 31, 2018), valued initially at $7,452,000 using a discount rate of 20%; and

•	We have retained a 1.0% net smelter returns royalty on production from each of the projects.

As at December 31, 2018 a payment from AbraPlata due on November 1, 2018 was 61 days past due. However, as the deferred consideration remains fully collateralized by the asset (whose fair value approximates the carrying value of the deferred consideration) an expected credit loss provision was not recorded (note 24b)).

(3)	On May 2, 2017, we sold our Berenguela project in Peru to Valor Resources Limited ("Valor") for consideration of:

▪	145,881,177 shares of Valor, valued at $1,098,000;

▪	Additional shares from financing received in 2018, valued initially at $520,000;

▪	Cash payment of $12,000,000 over the next 5 years ($550,000 received by December 31, 2018), originally valued at $6,726,000 using a discount rate of 15%; and

•	We have retained a 1.0% net smelter returns royalty on production from the project.

(4)
As of July 6, 2018, we entered into a credit agreement with Golden Arrow (the "Credit Agreement") for a non-revolving term loan (the "Loan") in an aggregate principal amount equal to $10,000,000. The Loan matures on July 22, 2020.

The proceeds borrowed under the Credit Agreement are required to be used by Golden Arrow to fund its contributions under the shareholders' agreement we entered into with Golden Arrow on May 31, 2017, as the sole shareholders of Puna Operations. The Loan is secured by Golden Arrow's ownership and equity interests in Puna Operations.

The Loan bears interest (computed on the basis of the actual number of days elapsed over a year of 365 days and compounded monthly) at a rate per annum equal to the US Base Rate (as such term is defined in the Credit Agreement) plus 10%. Interest on the loan accrues from and including the date of each borrowing under the Credit Agreement, compounded monthly, and shall be capitalized and payable on the maturity date.

SSR Mining Inc.	Financial Statements Year-End 2018 | 32

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2018
	Plant and equipment (1)	Mineral properties subject to depletion (3)	Mineral properties not yet subject to depletion (2)(3)(5)	Exploration and evaluation assets	Total
	$	$	$	$	$
Cost
Balance, beginning of year	545,090	393,273	121,854	91,579	1,151,796
Additions	102,275	33,371	13,771	956	150,373
Disposals	(15,485)	—	—	(1,307)	(16,792)
Costs written off	(9,998)	—	—	—	(9,998)
Change in estimate of close down and restoration provision	—	3,269	—	—	3,269
Transfers	—	33,635	(33,635)	—	—
Balance, end of year	621,882	463,548	101,990	91,228	1,278,648

Accumulated depreciation
Balance, beginning of year	(315,261)	(177,906)	—	—	(493,167)
Charge for the year	(44,772)	(61,414)	—	—	(106,186)
Disposals	12,728				12,728
Write off	9,152	—	—	—	9,152
Balance, end of year	(338,153)	(239,320)	—	—	(577,473)

Net book value at December 31, 2018	283,729	224,228	101,990	91,228	701,175

SSR Mining Inc.	Financial Statements Year-End 2018 | 33

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	PROPERTY, PLANT AND EQUIPMENT (Continued)

	December 31, 2017
	Plant and equipment (1)	Mineral properties subject to depletion(3)	Mineral properties not yet subject to depletion(2)(3)(5)	Exploration and evaluation assets(4)	Total
	$	$	$	$	$
Cost
Balance, beginning of year	509,008	306,277	133,560	92,720	1,041,565
Additions	33,738	43,118	33,589	758	111,203
Disposals	(13,555)	—	—	(1,000)	(14,555)
Impairment reversal	24,357	—	—	—	24,357
Property write downs	—	(747)	—	(899)	(1,646)
Change in estimate of close down and restoration provision	(8,458)	(670)	—	—	(9,128)
Transfers	—	45,295	(45,295)	—	—
Balance, end of year	545,090	393,273	121,854	91,579	1,151,796

Accumulated depreciation
Balance, beginning of year	(276,170)	(101,567)	—	—	(377,737)
Charge for the year	(50,915)	(76,339)	—	—	(127,254)
Disposals	11,824	—	—	—	11,824
Balance, end of year	(315,261)	(177,906)	—	—	(493,167)

Net book value at December 31, 2017	229,829	215,367	121,854	91,579	658,629

(1)	Includes assets under construction of $44,858,000 at December 31, 2018 (December 31, 2017 - $17,307,000).

(2)	Includes assets under construction of $Nil at December 31, 2018 (December 31, 2017 - $3,715,000).

(3)
We converted Inferred Mineral Resources to Mineral Reserves at our Seabee Gold Operation and correspondingly have transferred $33,635,000 (December 31, 2017 - $45,295,000) from mineral properties not yet subject to depletion to being subject to depletion.

(4)
On January 16, 2017, we entered into an option agreement with Silver One Resources Inc. ("Silver One") in respect of our Candelaria project in the United States for consideration consisting of $1,000,000 worth of Silver One shares issued on January 20, 2017, and three annual installments of $1,000,000 worth of Silver One shares. Under the terms of this agreement, Silver One has three years to evaluate the Candelaria project. On January 19, 2019, we received the third installment of $1,000,000 worth of Silver One shares.

(5)	We have changed the presentation of the Pitarrilla project in all periods presented in the tables above from exploration and evaluation assets to mineral properties not yet subject to depletion.

Impairment reversal of non-current assets

On May 31, 2017 we formed the jointly-owned Puna Operations (note 3). As a result of this transaction the operating life extension was considered to be an indicator of reversal of previous impairments that had been recognized against Pirquitas plant assets.

The maximum impairment reversal that is permitted is to return the asset balance to the carrying value at which it would have been had no previous impairments been recorded, which was $24,357,000 higher than the existing carrying value.

We determined that the fair value less cost to dispose of the cash generating unit significantly exceeded the maximum permitted impairment reversal. A discounted cash flow analysis was performed using a discount rate of 10% and the following estimated metal prices;

SSR Mining Inc.	Financial Statements Year-End 2018 | 34

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	PROPERTY, PLANT AND EQUIPMENT (Continued)

	2017	2018	2019	2020	LT
Silver / oz	$17.93	$18.72	$19.14	$19.53	$19.65
Lead / lb	$1.01	$1.03	$1.02	$0.99	$0.94
Zinc / lb	$1.27	$1.31	$1.24	$1.18	$1.06

As a result we recognized an impairment reversal of $24,357,000 in 2017.

Capital commitments and operating leases

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $29,989,000 at December 31, 2018 (2017 - $10,207,000) for construction activities at our sites and projects.

Operating leases are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term. At December 31, 2018, we have operating lease commitments totaling $5,260,000 of which $513,000 is expected to be paid within a year, $2,425,000 is expected to be paid within two to five years and $2,322,000 is expected to be paid within six to ten years.

10.	CURRENT AND DEFERRED INCOME TAX

Income tax expense differs from the amount that would be computed by applying the Canadian statutory rate of 27% (2017- 26%) to income before income taxes. The reasons for the differences are as follows:

Years ended December 31	2018	2017
	$	$
Income before taxes	8,090	74,587
Statutory tax rate	27.00%	26.00%
Expected income tax	2,184	19,392

Decrease resulting from:
Permanent differences	25,408	(17,048)
Foreign exchange	(13,714)	4,806
Differences in foreign and future tax rates	(1,086)	48,167
Mining & overseas withholding tax	4,955	5,134
Expired losses	2,928	3,658
Restructure	114,100	—
Change in estimates in respect of prior years	1,501	(484)
Movement in deferred tax not recognized	(128,066)	(60,540)
Other	(89)	36
Total income tax expense	8,121	3,121

Current tax expense	8,043	3,094
Deferred tax expense	78	27
Total income tax expense	8,121	3,121

SSR Mining Inc.	Financial Statements Year-End 2018 | 35

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	CURRENT AND DEFERRED INCOME TAX (Continued)

In the normal course of business we are subject to assessment by taxation authorities in various jurisdictions. These authorities may have different interpretations of tax legislation or tax agreements than those applied by us in computing current and deferred income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions. The final amounts of taxes to be paid or recovered depends on a number of factors including the outcome of audits, appeals and negotiation. We provide for potential differences in interpretation based on the best estimate of the probable outcome of these matters. Changes in these estimates could result in material adjustments to our current and future income taxes.

Restructure of the Argentine Operation

We have restructured our Argentine operations by recharacterizing our intercompany loan to equity and transferring the Chinchillas assets into the same wholly owned subsidiary of Puna Operations that holds the Pirquitas plant. The restructuring was designed to increase the efficiency and administration of the operation and reduce the risk related to historic tax positions. The restructuring resulted in elimination of previously unrecognized deferred tax assets resulting in a movement in deferred tax not recognized of $125.7 million and a change to tax expense of $114.1 million reflecting the recharacterization of the intercompany loan to equity, an increase in tax basis of mining assets, and current tax expense of $4.7 million in the year.

Pretium

We sold the remaining position of 9.0 million Pretium common shares for pre-tax cash proceeds of approximately $63.4 million. The related tax impact is included in Other Comprehensive Income. In the period a $7.8 million income tax payable was recognized relating to the sales of the Pretium shares.

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities for the years ended December 31, 2018 and 2017 are presented below:

					Balance as at December 31, 2018
	Net balance at beginning of year	Recognized in statement of income	Recognized in OCI	AMT refund	Net	Deferred tax assets	Deferred tax liabilities
	$	$	$	$	$	$	$
Marketable securities	(13,205)	376	13,867	—	1,038	1,038	—
Inventory	(7,244)	3,733	—	—	(3,511)	—	(3,511)
Property, plant and equipment	(81,294)	(10,452)	—	—	(91,746)	940	(92,686)
Close down and restoration provision	1,787	1,567	—	—	3,354	3,354	—
Convertible notes	(4,056)	1,820	—	—	(2,236)	—	(2,236)
Carry forward tax loss and tax credits	21,830	(6,469)	—	—	15,361	15,361	—
Mining and foreign withholding tax	(39,227)	(1,916)	—	—	(41,143)	—	(41,143)
Executive compensation plans	2,065	1,918	—	—	3,983	3,983	—
Deductibility of other taxes	9,021	424	—	—	9,445	9,445	—
Other	(4,253)	8,921	850	(449)	5,069	5,200	(131)
Net deferred tax (liabilities) assets before set-off	(114,576)	(78)	14,717	(449)	(100,386)	39,321	(139,707)
Offset tax	—	—	—	—	—	(31,798)	31,798
Net deferred tax (liabilities) assets	(114,576)	(78)	14,717	(449)	(100,386)	7,523	(107,909)

SSR Mining Inc.	Financial Statements Year-End 2018 | 36

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	CURRENT AND DEFERRED INCOME TAX (Continued)

				Balance as at December 31, 2017
	Net balance at beginning of year	Recognized in statement of income	Recognized in OCI	Net	Deferred tax assets	Deferred tax liabilities
	$	$	$	$	$	$
Marketable securities	(16,949)	—	3,744	(13,205)	—	(13,205)
Inventory	(1,984)	(5,260)	—	(7,244)	—	(7,244)
Property, plant and equipment	(96,614)	15,320	—	(81,294)	1,016	(82,310)
Close down and restoration provision	3,917	(2,130)	—	1,787	1,787	—
Convertible notes	(5,497)	1,441	—	(4,056)		(4,056)
Carry forward tax loss and tax credits	20,682	3,404	(2,256)	21,830	21,830	—
Mining and foreign withholding tax	(37,151)	(2,076)	—	(39,227)	—	(39,227)
Executive compensation plans	2,582	(517)	—	2,065	2,065	—
Deductibility of other taxes	9,459	(438)	—	9,021	9,021	—
Other	5,764	(9,771)	(246)	(4,253)	2,895	(7,148)
Net deferred tax (liabilities) assets before set-off	(115,791)	(27)	1,242	(114,576)	38,614	(153,190)
Offset tax	—	—	—	—	(38,614)	38,614
Net deferred tax (liabilities) assets	(115,791)	(27)	1,242	(114,576)	—	(114,576)

As at December 31, 2018, there was a deferred tax liability of $17,617,000 (December 31, 2017 - $22,744,000) for temporary differences of $58,724,000 (December 31, 2017 - $75,814,000) related to investments in subsidiaries. However, this liability was not recognized because we control the dividend policy of our subsidiaries (i.e. we control the timing of reversal of the related taxable temporary differences and we are satisfied that they will not reverse in the foreseeable future).

We recognize tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. Our unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

Years ended December 31	2018	2017
	$	$
Inventory	—	11,237
Property, plant and equipment	3,330	79,336
Close down and restoration provision	30,677	38,027
Carry forward tax loss and tax credits	7,962	396,830
Mineral and foreign withholding tax	567	—
Other items	3,883	75,327
Unrecognized deductible temporary differences	46,419	600,757

SSR Mining Inc.	Financial Statements Year-End 2018 | 37

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	CURRENT AND DEFERRED INCOME TAX (Continued)

Due to the restructure of our Argentine operation the amount of previously unrecognized deferred tax assets was reduced including a decrease in tax loss carry forward of $356.5 million.

At December 31, 2018, we had the following estimated tax operating losses available to reduce future taxable income, including both losses for which deferred tax assets are utilized to offset applicable deferred tax liabilities and losses for which deferred tax assets are not recognized as listed in the table above. Losses expire at various dates and amounts between 2019 and 2038.

As at December 31, 2018	$
Argentina	17,324
Mexico	41,601
Peru	71
Canada	4,256
U.S.A.	9,482
Tax operating losses	72,734

11.	VALUE ADDED TAX RECEIVABLE

	December 31, 2018	December 31, 2017
	$	$
Current (note 5)	12,811	7,004
Non-current (note 8)	5,991	6,751
	18,802	13,755

VAT paid in Argentina in relation to the Puna Operations is recoverable under Argentina law during the production stage of a mine and we apply to the Argentina government to recover the applicable VAT on an ongoing basis. There have, at times, been significant delays in obtaining final approvals and, therefore, the collection of VAT and the classification reflects best estimates of timing of recoveries.

The VAT receivables balance in Argentina is denominated in Argentine pesos. Accordingly, foreign currency fluctuations could materially impact the value of the VAT receivables in U.S. dollars, as discussed further in note 24(a)(ii).

We believe that the remaining balance is fully recoverable and have not provided an allowance, as discussed further in note 24(b).

SSR Mining Inc.	Financial Statements Year-End 2018 | 38

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	TRADE AND OTHER PAYABLES

	December 31, 2018	December 31, 2017
	$	$
Trade payables	15,896	16,740
Accrued liabilities	43,589	29,574
Accrued royalties	4,542	6,276
Derivative liabilities	2,798	—
Income taxes payable	8,463	4,385
Accrued interest on convertible notes (note 14(a))	3,178	3,178
	78,466	60,153

13.	PROVISIONS

	December 31, 2018		December 31, 2017
	Current	Non-current	Current	Non-current
	$	$	$	$
Moratorium (1)	4,570	14,487	9,085	36,952
Close down and restoration provision (2)	211	61,961	978	57,352
Other provisions	7	—	1,250	—
	4,788	76,448	11,313	94,304

(1)
We entered into a fiscal stability agreement with the Federal Government of Argentina in 1998 for production from the Puna Operations. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) ("Customs") levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs had asserted that the Puna Operations was subject to this duty. We had previously challenged the legality of the export duty applied to silver concentrate.

On March 31, 2017, we entered into the tax moratorium system in Argentina to resolve the export duty dispute. Under the conditions of the moratorium, which converted the export duty liability to ARS, we agreed to pay ARS 1,057,444,000 ($68,621,000 undiscounted) with a 5% down payment initially and the balance in installments over 60 months. Outstanding ARS amounts are subject to interest at a minimum rate of 1.5% per month.

With our entry into the tax moratorium for resolution of our export duty dispute, we are no longer challenging the legality of the application of the export duty other than with respect to our right for reimbursement of the $6,646,000 of export duty that we paid.

(2)	Our close down and restoration provision relates to the restoration and closure of our mining operations and exploration and evaluation assets (note 9).

SSR Mining Inc.	Financial Statements Year-End 2018 | 39

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13.	PROVISIONS (Continued)

The changes in the close down and restoration provision during the years ended December 31, 2018 and December 31, 2017 were as follows:

	December 31, 2018	December 31, 2017
	$	$
Balance, beginning of year	58,330	63,909
Settled during the year	(852)	(926)
Accretion expense	3,459	3,380
Foreign exchange gain (loss)	(504)	396
Revisions and new estimated cash flows	1,739	(8,429)
Balance, end of year	62,172	58,330

Less: current portion	(211)	(978)
Non-current close down and restoration provision	61,961	57,352

Following notice of our intent to exercise our option on the Chinchillas project in 2017 (note 3), we re-assessed the estimated timing of reclamation cash flows for the Pirquitas property. The extension of the life of the Pirquitas plant has resulted in cash flows related to decommissioning the plant and reclamation of the mine site being extended out by approximately eight years. The impact was a reduction of our close down and restoration provision of $8,317,000, of which $8,458,000 recorded against the carrying value of the plant, and $141,000 was recognized as a benefit in the income statement as the associated mineral property asset had been fully depreciated.

Material provisions are calculated as the present value of estimated future net cash outflows based on the following key assumptions:

▪	Discount interest rates: Marigold mine 2.8% (2017 - 2.6%), Puna Operations 9.9% (2017 - 9.9%), Seabee Gold Operation 2.3% (2017 - 2.3%).

▪	Settlement of obligations are expected to occur over the next 20 years at the Marigold mine, 15 years at the Puna Operations and 11 years at the Seabee Gold Operation.

▪	A 1% change in the discount rate would increase or decrease the provision on a consolidated basis by approximately $5,559,000, while holding other assumptions consistent.

14.	DEBT AND CREDIT FACILITY

a)	Debt

We have $265,000,000 of senior convertible unsecured notes (the "Notes") outstanding. The Notes mature on February 1, 2033 and bear a contractual interest rate of 2.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to us, holders of the Notes may be entitled to an increased conversion rate. The Notes are convertible into our common shares at an initial conversion rate of 50 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $20.00 per common share.

At any time before February 1, 2020, we may redeem all or part of the Notes for cash, but only if the last reported sale price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. On or after February 1, 2020, we may redeem the Notes in full or in part, for cash.

Holders of the Notes have the right to require us to repurchase all or part of their Notes on February 1 of each of 2020, 2023 and 2028, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to the repurchase date.

SSR Mining Inc.	Financial Statements Year-End 2018 | 40

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	DEBT AND CREDIT FACILITY (Continued)

At initial recognition, the net proceeds of the Notes were bifurcated into their debt and equity components. The fair value of the debt portion of $178,358,000 was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 8.5%. The residual of $77,723,000 ($68,347,000 net of deferred tax) was allocated to equity.

The debt portion has been recorded at amortized cost, net of transaction costs, and is accreted over the expected life using the effective interest method. The movement in the debt portion of the Notes during the years ended December 31, 2018 and 2017 are comprised of the following:

	December 31, 2018	December 31, 2017
	$	$
Balance, beginning of year	236,358	223,211
Accretion of discount	14,371	13,147
Interest accrued in period	7,619	7,619
Interest paid	(7,619)	(7,619)
Balance, end of year	250,729	236,358
Accrued interest outstanding (note 12)	(3,178)	(3,178)
Non-current portion of Notes outstanding	247,551	233,180

b)Credit facility

On August 4, 2015, we entered into a $75,000,000 senior secured revolving credit facility (the "Credit Facility") with a syndicate of banks. The Credit Facility may be used for reclamation bonding, working capital and other general corporate purposes. During 2017 we extended the maturity of our Credit Facility to June 8, 2020, and concurrently reduced applicable margins, increased covenant flexibility and added a $25,000,000 accordion feature.

Amounts that are borrowed under the Credit Facility will incur variable interest at London Interbank Offered Rate plus an applicable margin ranging from 2.25% to 3.75% determined based on our net leverage ratio. The Credit Facility also provides for financial letters of credit at 66% of the applicable margin and undrawn fees are 25% of the applicable margin.

All debts, liabilities and obligations under the Credit Facility are guaranteed by our material subsidiaries and secured by certain of our assets, certain of our material subsidiaries, and pledges of the securities of our material subsidiaries. In connection with the Credit Facility, we must also maintain certain net tangible worth and ratios for interest coverage and net leverage. As at December 31, 2018 we were in compliance with these covenants.

As at December 31, 2018, we had utilized $8,000,000 (December 31, 2017 - $7,700,000) of the Credit Facility to support certain letters of credit.

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS
a)Authorized capital
We have unlimited authorized common shares with no par value.
During 2017, we implemented a new share compensation plan for stock options, performance share units and restricted share units with the first units being issued under the plan in 2018. The new plan provides for treasury settlement up to an aggregate total of 6.5% of our issued and outstanding common shares.

SSR Mining Inc.	Financial Statements Year-End 2018 | 41

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Continued)
b)Stock options
Our existing incentive plan, approved by our shareholders, under which options to purchase common shares may be granted to officers, employees and others at the discretion of the Board of Directors. The exercise price of each option is set at the date of grant and shall not be less than the closing market price of our stock on the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Board of Directors. Currently, the vesting periods range up to three years, and the term is seven years. New shares from treasury are issued on the exercise of stock options.
The changes in stock options issued during the years ended December 31, 2018 and December 31, 2017 are as follows:

	2018		2017
	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)
Outstanding, beginning of year	2,976,360	9.35	3,038,707	8.52
Granted	668,664	11.84	489,305	12.50
Exercised	(899,050)	(7.79)	(440,317)	(6.60)
Expired	(56,700)	(14.15)	—	—
Forfeited	(50,525)	(12.70)	(111,335)	(11.25)
Outstanding, end of year	2,638,749	10.35	2,976,360	9.35
During the year ended December 31, 2018, options granted to officers and employees had exercise prices ranging from C$11.07 to C$13.39 (December 31, 2017 - C$12.01 to C$14.12) and expiry dates ranging from January 1, 2025 to April 1, 2025.
As of December 31, 2018, incentive stock options constitute 2.2% (2017 - 2.5%) of issued and outstanding common share capital. The aggregate intrinsic value of vested share options (market value less exercise price) at December 31, 2018 was $11,898,000 (December 31, 2017 - $4,076,000).
The weighted average fair value of stock options granted during the year ended December 31, 2018 and year ended December 31, 2017 were estimated to be C$5.06 and C$5.97 per stock option, respectively, at the grant date using the Black-Scholes option pricing model, based on the following assumptions:

Years ended December 31	2018	2017
Forfeiture rate (%)	3.0	3.0
Dividend yield (%)	—	—
Average risk-free interest rate (%)	1.88	1.00
Expected life (years)	4.2	4.2
Volatility (%)	55.8	60.9
Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input assumptions can materially affect the estimated fair value of the options.
The weighted average share price, at the date of grant, of stock options granted in 2018 was C$11.84 (2017 - C$12.50).
The weighted average share price at the date of the exercise of stock options in 2018 was C$14.13 (2017 - C$13.50).

SSR Mining Inc.	Financial Statements Year-End 2018 | 42

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Continued)
The following table summarizes information about stock options outstanding and exercisable at December 31, 2018:

	Stock options outstanding		Stock options exercisable
Exercise prices (C$)	Stock options outstanding	Weighted average remaining contractual life (years)	Stock options exercisable	Weighted average exercise price (C$/option)
3.30 - 7.02	321,592	2.5	321,592	5.83
7.03 - 7.36	630,045	3.4	401,717	7.19
7.37 - 11.95	700,836	4.3	324,536	9.05
11.96 - 24.41	986,276	3.7	443,859	15.56
	2,638,749	3.6	1,491,704	9.79
c)Deferred Share Units
Non-executive directors may elect to receive all or a portion of their annual compensation in the form of DSUs which are linked to the value of our common shares. DSUs are issued on a quarterly basis under the terms of the DSU Plan, at the market value of our common shares at the date of grant. DSUs vest immediately and are redeemable in cash on the date the director ceases to be our director.

Years ended December 31	2018	2017
	Number of DSUs	Number of DSUs
Outstanding, beginning of year	608,763	535,579
Granted	107,318	73,184
Redeemed	(182,383)	—
Outstanding, end of year	533,698	608,763
DSUs granted in the year ended December 31, 2018 had a fair value of C$12.49 per unit (2017 - C$12.95). DSUs are cash-settled instruments and, therefore, the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses. As at December 31, 2018, the fair value was C$16.50 per unit (December 31, 2017 - C$11.07 per unit).
At December 31, 2018, an accrued liability of $6,455,000 (2017 - $5,372,000) was outstanding.
d) Restricted Share Units
RSUs are granted to employees based on the value of our share price at the date of grant. The awards have a graded vesting schedule over a three-year period. The terms of the plan provide the Board of Directors the discretion to elect to settle the units in either cash or shares.
To date, all RSUs have been cash-settled and, therefore, are recognized as a liability, with fair value remeasurement at each reporting period. The associated compensation cost is recorded in general and administrative expenses unless directly attributable to our operations, whereby it is included in cost of inventory, or exploration and evaluation costs.

SSR Mining Inc.	Financial Statements Year-End 2018 | 43

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Continued)

Years ended December 31	2018	2017
	Number of RSUs	Number of RSUs
Outstanding, beginning of year	541,006	704,055
Granted	322,935	242,565
Settled	(276,983)	(313,003)
Forfeited	(161,863)	(92,611)
Outstanding, end of year	425,095	541,006

RSUs granted in the year ended December 31, 2018 had a weighted average fair value of C$11.47 per unit (2017 - C$14.06 per unit). RSUs settled in the year ended December 31, 2018 were settled at a fair value of C$12.33 per unit (2017 - C$13.98). As at December 31, 2018, the fair value was C$16.50 per unit (December 31, 2017 - C$11.07 per unit).
At December 31, 2018, an accrued liability of $2,949,000 (2017 - $3,339,000) was outstanding.
e)     Performance Share Units
PSUs are granted to senior executives, and vest after a performance period of three years. The vesting of these awards is based on our total shareholder return in comparison to our peer group and awards vested range from 0% to 200% of initial PSUs granted. The terms of the plan provide the Board of Directors the discretion to elect to settle PSUs in either cash or shares.
To date, all PSUs have been cash-settled and, therefore, are recognized as a liability, with fair value remeasurement at each reporting period. The associated compensation cost is recorded in general and administrative expenses.

Years ended December 31	2018	2017
	Number of PSUs	Number of PSUs
Outstanding, beginning of year	391,432	524,550
Granted	174,900	159,850
Settled	(255,232)	(190,000)
Forfeited	—	(102,968)
Outstanding, end of year	311,100	391,432

PSUs granted in the year ended December 31, 2018 had a weighted average fair value of C$10.72 per unit (2017 - C$12.62 per unit). PSUs settled in the year ended December 31, 2018 were settled at a value of C$23.09 per unit (December 31, 2017 - C$13.97). As at December 31, 2018, the estimated weighted average value was C$26.76 per unit (2017 - C$9.47 per unit).
At December 31, 2018, an accrued liability of $7,230,000 (2017 - $1,299,000) was outstanding.

SSR Mining Inc.	Financial Statements Year-End 2018 | 44

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Continued)
f)    Share-based compensation
Total share-based compensation, including all equity and cash-settled arrangements, for the years ended December 31, 2018 and 2017 has been recognized in the consolidated financial statements as follows:

Years ended December 31	2018	2017
	$	$
Equity-settled
Cost of inventory	160	190
General and administrative expense	1,958	1,988
Exploration, evaluation and reclamation expenses	39	41
Cash-settled
Cost of inventory	1,024	1,639
General and administrative expense	11,412	2,237
Exploration, evaluation and reclamation expenses	125	—
Total	14,718	6,095

16.	OTHER RESERVES AND NON-CONTROLLING INTEREST

a)	Reserves

	2018	2017
	$	$
Foreign currency translation reserve
At beginning of year	781	781
At end of year	781	781

Revaluation reserves
At beginning of year	3,353	(23,121)
Gain on marketable securities at FVTOCI, net of tax	(37,686)	25,948
Unrealized gain on effective portion of derivative, net of tax	(2,907)	526
At end of year	(37,240)	3,353

Share-based compensation reserve
At beginning of year	50,404	49,524
Stock options exercised	(2,864)	(1,339)
Share-based compensation	2,156	2,219
At end of year	49,696	50,404

Other
At beginning of year	(29,540)	(28,198)
Recognition of joint venture	—	(1,342)
At end of year	(29,540)	(29,540)

Total other reserves at December 31	(16,303)	24,998

SSR Mining Inc.	Financial Statements Year-End 2018 | 45

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	OTHER RESERVES AND NON-CONTROLLING INTEREST (Continued)

b)	Non-controlling Interest

	2018	2017
	$	$
At beginning of year	23,043	—
Recognition of non-controlling interest	—	18,573
Funding from non-controlling interest	15,196	2,320
Total comprehensive (loss) income for the year attributable to non-controlling interest	(6,410)	2,150
Total non-controlling interest at December 31	31,829	23,043

17.	REVENUE

Years ended December 31	2018	2017
	$	$
Gold doré and bullion sales	365,996	358,790
Concentrate sales	57,461	88,823
Other revenue	(2,782)	1,160
	420,675	448,773

18.	OPERATING COSTS BY NATURE

a)Cost of sales

Years ended December 31	2018	2017
	$	$
Cost of inventory	245,111	242,998
Depletion, depreciation and amortization	98,719	102,416
Moratorium (settlement) (note 13)	—	(4,303)
(Recovery) of inventory provision (note 7)	—	(5,710)
Restructuring costs	—	109
	343,830	335,510

SSR Mining Inc.	Financial Statements Year-End 2018 | 46

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	OPERATING COSTS BY NATURE (Continued)

b)General and administrative expenses

Years ended December 31	2018	2017
	$	$
Salaries and benefits	12,157	9,029
Share-based compensation	13,371	4,225
Consulting and professional fees	3,036	2,288
Travel expense	1,044	562
Rent expense	842	703
Insurance expense	676	569
Computer expenses	668	789
Depreciation and amortization	194	202
Shareholder and investor relations	99	323
Listing and filing fees	249	251
Directors fees and expenses	347	227
Other expenses	258	1,139
	32,941	20,307

19.	FINANCE INCOME AND EXPENSES
a)Interest earned and other finance income

Years ended December 31	2018	2017
	$	$
Interest earned	9,219	4,132
Accretion income on deferred consideration	2,542	1,998
Total interest earned and other finance income	11,761	6,130

b)Interest expense and other finance expenses

Years ended December 31	2018	2017
	$	$
Interest expense on convertible notes (note 14)	(7,619)	(7,619)
Accretion expense on convertible notes (note 14)	(14,371)	(13,147)
Accretion of close down and restoration provision (note 13)	(3,459)	(3,380)
Interest on moratorium	(6,212)	(7,616)
Other finance expenses	(1,969)	(3,108)
Total interest expense and other finance expenses	(33,630)	(34,870)

SSR Mining Inc.	Financial Statements Year-End 2018 | 47

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

20.	OTHER (EXPENSES) INCOME

Years ended December 31	2018	2017
	$	$
Loss on disposal of plant and equipment	(5,344)	(3,068)
Expense related to the premium paid for shares over the prevailing market price	(2,782)	—
Write-down of mineral properties	—	(906)
Royalty income	—	1,417
Other	(1,023)	(510)
	(9,149)	(3,067)

21.	INCOME PER SHARE

The calculations of basic and diluted income per share for the years ended December 31, 2018 and 2017 are based on the following:

Years ended December 31	2018	2017
	$	$
(Loss) Income for the year	(31)	71,466
Non-controlling interest	(6,410)	2,150
Income attributable to equity holders of SSR Mining used in the calculation of income per share	6,379	69,316

Weighted average number of common shares issued (thousands)	120,137	119,593
Adjustments for dilutive instruments:
Stock options (thousands)	1,217	1,088
Weighted average number of common shares for diluted income per share (thousands)	121,354	120,681

Basic income per share	$0.05	$0.58
Diluted income per share	$0.05	$0.57

SSR Mining Inc.	Financial Statements Year-End 2018 | 48

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	OPERATING SEGMENTS

We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas.

An operating segment is defined as a component:

▪	that engages in business activities from which it may earn revenues and incur expenses;

▪	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

▪	for which discrete financial information is available.

We have identified operating segments based on the information used by our President and Chief Executive Officer (who is considered to be the chief operating decision maker) to manage the business. We primarily manage our business by looking at individual resource projects and typically segregate these projects between production, development and exploration.

For reporting purposes, exploration and evaluation projects have been aggregated into a single reportable segment as they all have similar characteristics and do not exceed the quantitative thresholds for individual disclosure. We have assessed that all exploration and evaluation segments have similar characteristics as they are engaged in similar activities (mineral exploration) and none of the segments are income-producing.

Our three operating properties, the Marigold mine, the Seabee Gold Operation and the Puna Operations, are considered as individual operating segments which derive their revenues from the sale of precious and other metals. The corporate division earns income that is considered incidental to our activities and therefore does not meet the definition of an operating segment. Consequently, the following reporting segments have been identified:
▪Marigold mine;
▪Seabee Gold Operation;
▪Puna Operations; and
▪Exloration, evaluation and development properties.

SSR Mining Inc.	Financial Statements Year-End 2018 | 49

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22. OPERATING SEGMENTS (Continued)
The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Year ended and at December 31, 2018	Marigold mine	Seabee Gold Operation	Puna Operations (1)	Exploration, evaluation and development properties	Other reconciling items (2)	Total
	$	$	$	$	$	$
Revenue	250,341	115,655	54,679	—	—	420,675
Cost of inventory	(143,380)	(46,054)	(55,677)	—	—	(245,111)
Depletion, depreciation and amortization	(56,748)	(38,818)	(3,153)	—	—	(98,719)
Cost of sales	(200,128)	(84,872)	(58,830)	—	—	(343,830)
Income from mine operations	50,213	30,783	(4,151)	—	—	76,845

Exploration, evaluation and reclamation expenses	(769)	(7,703)	919	(2,857)	(3,599)	(14,009)
Operating income (loss)	43,399	20,657	(8,457)	(2,801)	(22,903)	29,895
Income (loss) before income tax	26,239	20,204	(9,066)	(2,751)	(26,536)	8,090

Total assets	478,187	448,891	185,298	71,830	336,932	1,521,138
Non-current assets	235,242	321,802	121,890	69,263	26,498	774,695
Total liabilities	(79,210)	(93,017)	(62,243)	(6,330)	(274,362)	(515,162)

Year ended and at December 31, 2017	Marigold mine	Seabee Gold Operation	Puna Operations (1)	Exploration, evaluation and development properties	Other reconciling items (2)	Total
	$	$	$	$	$	$
Revenue	250,825	108,334	89,614	—	—	448,773
Cost of inventory	(129,176)	(51,683)	(62,139)	—	—	(242,998)
Depletion, depreciation and amortization	(54,983)	(40,375)	(7,058)	—	—	(102,416)
Export duties reversal (note 13)	—	—	4,303	—	—	4,303
Restructuring costs (note 18)	—	—	(109)	—	—	(109)
Inventory (provision) reversal (note 7)	—	(632)	6,342	—	—	5,710
Cost of sales	(184,159)	(92,690)	(58,661)	—	—	(335,510)
Income from mine operations	66,666	15,644	30,953	—	—	113,263

Exploration, evaluation and reclamation expenses	(1,875)	(5,050)	(324)	(8,357)	(375)	(15,981)
Impairment reversal (note 9)	—	—	24,357	—	—	24,357
Operating income (loss)	64,935	10,594	52,788	(8,360)	(18,625)	101,332
Income (loss) before income tax	63,959	10,126	46,379	(14,840)	(31,037)	74,587

Total assets	436,815	418,210	200,590	72,825	409,014	1,537,454
Non-current assets	222,800	346,647	77,112	71,782	798	719,139
Total liabilities	(73,526)	(92,050)	(77,850)	(6,496)	(263,604)	(513,526)

(1)
Following the formation of the Puna Operations joint venture in 2017, the Pirquitas property was combined with the Chinchillas project into the Puna Operations operating segment and the segment has been amended accordingly. We consolidate Puna Operations which includes non-controlling interest portion of revenues, and income (loss) from mine operations for the year ended December 31, 2018 of $13,077,000 and $(1,243,000), respectively, (2017: $12,361,000 and $4,039,000)

(2)	Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

SSR Mining Inc.	Financial Statements Year-End 2018 | 50

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	OPERATING SEGMENTS (Continued)

Revenue by product
Our Marigold mine and Seabee Gold Operation produce gold in doré form. This is unrefined gold bullion bars usually consisting of in excess of 90% gold that is refined to pure gold bullion prior to sale to our customers, which are typically bullion banks.
Puna Operations produces silver, zinc and lead concentrates, which are sold to smelters or traders for further refining. During 2018, one customer accounted for 51% (2017 - 7%) of our concentrate revenue.

Years ended December 31	2018	2017
	%	%
Gold	87	80
Silver	12	20
Zinc	1	—
Lead	—	—

Non-current assets by location

	December 31, 2018	December 31, 2017
	$	$
Canada	357,783	348,455
United States	236,054	224,612
Argentina	113,534	79,250
Mexico	66,749	66,131
Other	575	691
Total	774,695	719,139

SSR Mining Inc.	Financial Statements Year-End 2018 | 51

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
Our financial instruments include cash and cash equivalents, trade receivables, marketable securities, other financial assets, trade and other payables, moratorium and our Notes.
a)Financial assets and liabilities by category

At December 31, 2018	Amortized cost	FVTPL	FVTOCI	Total
	$	$	$	$
Financial assets
Cash and cash equivalents (note 4)	—	419,212	—	419,212
Trade receivables (1) (note 5)	—	11,287	—	11,287
Marketable securities (note 6)	—	—	29,542	29,542
Other financial assets (note 8)	25,172	3,711	—	28,883
Total financial assets	25,172	434,210	29,542	488,924

Financial liabilities
Trade and other payables	54,118	15,885	—	70,003
Non-current portion of debt (note 14(a))	247,551	—	—	247,551
Total financial liabilities	301,669	15,885	—	317,554

At December 31, 2017	Amortized cost	FVTPL	FVTOCI	Total
	$	$	$	$
Financial assets
Cash and cash equivalents (note 4)	—	459,864	—	459,864
Trade receivables (1) (note 5)	—	14,848	—	14,848
Marketable securities (note 6)	—	—	114,001	114,001
Other financial assets (note 8)	14,773	7,626	—	22,399
Total financial assets	14,773	482,338	114,001	611,112

Financial liabilities
Trade and other payables	45,759	10,009	—	55,768
Non-current portion of debt (note 14(a))	233,180	—	—	233,180
Total financial liabilities	278,939	10,009	—	288,948

(1)	Certain trade receivables are classified as FVTPL due to the derivative identified through provisional pricing arrangements discussed in note 2(f).

SSR Mining Inc.	Financial Statements Year-End 2018 | 52

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

b)Fair value of financial instruments

	December 31, 2018		December 31, 2017
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Trade receivables	11,287	11,287	14,848	14,848
Marketable securities (note 6)	29,542	29,542	114,001	114,001
Other financial assets (note 8)	28,883	28,883	22,399	22,399
Non-current portion of debt (note 14(a)) (1)	(247,551)	(263,675)	(233,180)	(259,578)
	(177,839)	(193,963)	(81,932)	(108,330)

(1)The fair value of the Notes includes both the debt and equity components.

The carrying values of cash and cash equivalents and trade and other payables approximate their fair values due to their short maturity.

Fair value hierarchy

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

	Fair value at December 31, 2018
	Quoted prices in active market (1)	Significant other observable inputs (2)	Significant unobservable inputs (3)	Total
	$	$	$	$
Recurring measurements
Trade receivables	—	11,287	—	11,287
Marketable securities (note 6)	29,542	—	—	29,542
Other financial assets	—	—	3,711	3,711
Accrued liabilities	—	(16,649)	—	(16,649)
	29,542	(5,362)	3,711	27,891

Fair values disclosed
Convertible notes	(263,675)	—	—	(263,675)
	(263,675)	—	—	(263,675)

SSR Mining Inc.	Financial Statements Year-End 2018 | 53

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

	Fair value at December 31, 2017
	Quoted prices in active market (1)	Significant other observable inputs (2)	Significant unobservable inputs (3)	Total
	$	$	$	$
Recurring measurements
Trade receivables	—	14,848	—	14,848
Marketable securities (note 6)	114,001	—	—	114,001
Other financial assets	—	—	6,338	6,338
Derivative assets	—	1,287	—	1,287
Accrued liabilities	—	(10,009)	—	(10,009)
	114,001	6,126	6,338	126,465

Non-recurring measurement
Deferred consideration	—	—	7,399	7,399
	—	—	7,399	7,399

Fair values disclosed
Convertible notes	(259,578)	—	—	(259,578)
	(259,578)	—	—	(259,578)

(1) Marketable securities of publicly quoted companies, consisting of FVTOCI investments are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges. The fair value disclosed for our Notes is also included in Level 1, as the basis of valuation uses a quoted price in an active market.

(2) Trade receivables from provisional invoices are included in Level 2 as the basis of valuation uses quoted commodity forward prices. Accrued liabilities relating to DSUs, RSUs, and PSUs and derivative assets and liabilities are included in Level 2 as the basis of valuation uses quoted prices in active markets.

(3) Certain items of deferred consideration from the sale of exploration and evaluation assets (note 8) is included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data as detailed in note 2(r)(v). During the year ended December 31, 2018, we transferred $nil from Level 3 to Level 1. During 2017, we transferred $2,057,000 from Level 3 to Level 1 following the reverse take-over ("RTO") of Huayra Minerals Corporation ("HMC") the shares of a previously private company that we classified as Level 3 became publicly traded as AbraPlata Resource Corp. and the fair value is now based upon observable market data (note 8).

24.	FINANCIAL RISK MANAGEMENT

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.
We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable securities values and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.
The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.

SSR Mining Inc.	Financial Statements Year-End 2018 | 54

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (Continued)

a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.
(i)  Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold and silver, lead and zinc and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:

▪	global or regional consumption patterns;

▪	the supply of, and demand for, these commodities;

▪	speculative activities;

▪	the availability and costs of substitutes;

▪	inflation; and

▪	political and economic conditions, including interest rates and currency values.
The principal financial instruments that we hold which are impacted by commodity prices are our silver concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of any metal as part of our overall corporate strategy.
We hedge a portion of our diesel consumption with the objective of securing future costs. We executed swap and option contracts under a risk management policy approved by our Board of Directors. In addition, due to the ice road supply at the Seabee Gold Operation, we purchase annual consumable supplies in advance at prices which are generally fixed at time of purchase, not during period of use.
A 10% increase or decrease in the silver prices as at December 31, 2018, with all other variables held constant, would have resulted in a $891,000 (December 31, 2017 - $987,000) increase or decrease to our trade receivables and after-tax net income.

As we do not have trade receivables for gold sales, movements in gold prices will not impact the value of any financial instruments.

The costs relating to our production activities vary depending on market prices on mining consumables including diesel fuel and electricity.
During 2018, under our risk management policy we have used swaps and options to manage a portion of our cost of diesel.

SSR Mining Inc.	Financial Statements Year-End 2018 | 55

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (Continued)
Marigold Mine
Our instruments are based on the ultra low sulphur Gulf Coast diesel index for diesel consumed at the Marigold mine. As at December 31, 2018, the spot price of diesel was $1.56/gallon and we have hedged the following future anticipated usage at the Marigold mine:

	2019	2020
Gallons hedged (in thousands)	5,364	3,600
Estimated usage	52.6%	35.3%
Floor price ($/gallon)	1.70	1.75
Cap price ($/gallon)	2.34	2.36
For the year ended December 31, 2018, for the Marigold mine we had a mark-to-market loss of $1,544,000 (2017 - gain of $117,000) on outstanding diesel fuel hedges recognized in other comprehensive income. As and when it is determined to be favourable, we may execute additional diesel fuel hedges under our risk management policy.
Seabee Gold Operation
Our instruments are based on the US New York Harbour diesel index for diesel consumed at the Seabee Gold Operation. As at December 31, 2018, the spot price of diesel was $0.44/litre and we have hedged the following future anticipated usage at the Seabee mine:

	2019	2020
Litres hedged (in thousands)	3,188	—
Estimated usage	75%	—
Floor price ($/litre)	0.46	—
Cap price ($/litre)	0.55	—
For the year ended December 31, 2018, for the Seabee Gold Operation we had a mark-to-market loss of $144,000 (December 31, 2017 - $Nil) on outstanding diesel fuel hedges recognized in other comprehensive income. As and when it is determined to be favourable, we may execute additional diesel fuel hedges under our risk management policy.
We hold certain investments in marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. We are exposed to changes in share prices which would result in gains and losses being recognized in OCI. A 10% change in prices would have a $2,555,000 impact on total comprehensive income at December 31, 2018 (December 31, 2017 - $9,861,000). We did not hedge any securities in 2018 or 2017.

SSR Mining Inc.	Financial Statements Year-End 2018 | 56

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (Continued)

(ii)  Currency Risk

Currency risk is the risk that the fair values or future cash flows of our financial instruments and other assets and liabilities will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange gains and losses in these situations impact earnings.
The following are the most significant areas of exposure to currency risk, shown in thousands of U.S. dollars:

	December 31, 2018
	Canadian dollar	Argentine peso
Cash	7,982	1,604
Value added tax receivable	145	17,039
Trade and other payables (excluding VAT and income taxes)	(22,974)	(9,908)
Provisions	—	(19,056)
Total	(14,847)	(10,321)

	December 31, 2017
	Canadian dollar	Argentine peso
Cash	5,342	17,223
Value added tax receivable	206	12,242
Other financial assets	200	884
Trade and other payables (excluding VAT and income taxes)	(17,017)	(5,021)
Provisions	—	(47,287)
Total	(11,269)	(21,959)

We monitor and manage this risk with the objective of ensuring our company-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed.

Over the course of 2018, ARS continued to devalue by approximately 102% compared to 17% in 2017. Following our entry into the moratorium in Argentina in 2017, our U.S. dollar export duty provision was converted into an Argentine peso liability (note 13). Correspondingly, we now have a net Argentine peso liability position which has resulted in foreign exchange gains as a result of the devaluation of the Argentine peso.

The Canadian dollar was relatively stable through most of 2018, ending the year having depreciated by 8.7% (2017 - appreciated by 7%) and closing at $1.36 Canadian dollar per $1.00 U.S. dollar. This has negatively impacted the value of our marketable securities and our Canadian dollar cash, while having a marginally positive impact on our Canadian operating costs and liabilities in U.S. dollar terms.

SSR Mining Inc.	Financial Statements Year-End 2018 | 57

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (Continued)

The acquisition of the Seabee Gold Operation in 2016 materially increased our exposure to Canadian dollar operating and capital costs. Under our risk management policy, we have entered into options to manage this exposure. As at December 31, 2018, we had the following hedge positions outstanding:

	2019	2020
Notional amount (in thousands of Canadian dollars)	54,140	30,000
Estimated usage	71.2%	40.3%
Floor level (Canadian dollars per $1 U.S. dollar)	1.2500	1.2614
Cap level (Canadian dollars per $1 U.S. dollar)	1.3348	1.3710

For the year ended December 31, 2018, we had a mark-to-market loss of $1,572,000 (2017 - gain of $412,000) on outstanding hedges recognized in other comprehensive income.

A 10% increase or decrease in the U.S. dollar exchange rate, as at December 31, 2018 and December 31, 2017, on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would have resulted in the following impact to our total comprehensive income for the years ended December 31, 2018 and December 31, 2017, respectively:

Years ended December 31	2018	2017
	$	$
Canadian dollar	1,084	701
Argentine peso	715	1,460
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents and our moratorium liability because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The Notes have a fixed interest rate and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the Notes, but because we record the Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.

The resolution of the moratorium in Argentina in 2017 increased our exposure to this risk as the outstanding liability incurs interest based on variable rates with a floor of 1.5% per month.

As at December 31, 2018, the weighted average interest rate earned on our cash and cash equivalents was 2.4% (December 31, 2017 - 0.97%). With other variables unchanged, a 1% change in the annualized interest rate would impact after-tax net income by $3,372,000 (2017 - $2,368,000).

b)Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:

(i) Credit risk related to financial institutions and cash deposits

Under our investment policy, investments are made only in highly-rated financial institutions and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

SSR Mining Inc.	Financial Statements Year-End 2018 | 58

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (Continued)

(ii) Credit risk related to trade receivables

We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.

(iii) Credit risk related to other financial assets

Our credit risk with respect to other financial assets includes deferred consideration following the sales of various mineral properties and our loan receivable from our joint venture partner. We have security related to these payments in the event of default.

We also have credit risk through our significant VAT receivables and Puna credits balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

Our maximum exposure to credit risk as at December 31, 2018 and December 31, 2017 was as follows:

	December 31, 2018	December 31, 2017
	$	$
Cash and cash equivalents	419,212	459,864
Value added tax receivable	18,802	13,755
Trade receivables and other assets	11,287	14,848
Other financial assets	28,883	22,399
	478,184	510,866
At December 31, 2018, no amounts were held as collateral except those discussed above related to other financial assets.

c)Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure as described in note 24(d). Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
To supplement corporate liquidity, we have a Credit Facility (note 14(b)) of which we utilized $8,000,000 (December 31, 2017 - $7,700,000) to secure certain letters of credit.
In addition, we use surety bonds to support certain environmental bonding obligations. As at December 31, 2018, we had surety bonds totaling $54,053,000 outstanding (December 31, 2017 - $61,186,000).

SSR Mining Inc.	Financial Statements Year-End 2018 | 59

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL RISK MANAGEMENT (Continued)

The following is a maturity profile of financial liabilities and moratorium commitments presenting undiscounted cash flows to the contractual maturity date:

	Payments due by period (as at December 31, 2018)					At December 31, 2017
	Less than one year	1 - 3 years	4-5 years	After 5 years	Total	Total
	$	$	$	$	$	$
Trade and other payables	70,003	—	—	—	70,003	52,590
Moratorium	4,570	14,487	—	—	19,057	46,037
Notes (i)	—	265,000	—	—	265,000	265,000
Interest on convertible notes (i)	7,619	3,809	—	—	11,428	19,047
Total contractual obligations	82,192	283,296	—	—	365,488	382,674

(i)
The Notes mature in 2033 but are redeemable in part or in full at the option of the holder on February 1 at each of 2020, 2023, and 2028, or upon fundamental corporate changes. They are also redeemable by us in part or in full on and after February 1, 2018 (note 14).

In our opinion, working capital at December 31, 2018 together with future cash flows from operations are sufficient to support our commitments through 2019.

d)Capital management
Our objectives when managing capital are:

▪	to safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives; and

▪	to maintain a flexible capital structure which lowers the cost of capital.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity and our Notes. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors.
To maintain or adjust the capital structure, we may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.
As of December 31, 2018, we were in compliance with our externally-imposed financial covenants in relation to the Credit Facility (note 14(b)). Our Notes (note 14) do not contain any financial covenants.

SSR Mining Inc.	Financial Statements Year-End 2018 | 60

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

25.	RELATED PARTY TRANSACTIONS
a)Key management compensation
Key management includes our directors (executive and non-executive) and other key officers, including the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. The compensation paid or payable to key management for employee services is shown below:

Years ended December 31	2018	2017
	$	$
Salaries and other short-term employee benefits	2,589	2,240
Post-employment benefits	83	30
Termination benefits	1,379	—
Share-based compensation (i)	10,819	3,176
Total compensation	14,870	5,446

(i)	Share-based compensation includes mark-to-market adjustments on cumulative DSU and PSU positions as reported in the consolidated statements of (loss) income.
b)Principal Subsidiaries
The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries, the most significant as at December 31, 2018 of which are presented in the following table:

Subsidiary	Location	Ownership	Principal project or purpose
Marigold Mining Company	USA	100%	Marigold
SGO Mining Inc. (formerly Claude Resources Inc.)	Canada	100%	Seabee Gold Operation
Puna Operations Inc.	Canada	75%	Puna Operations
SSR Durango, S.A. de C.V.	Mexico	100%	Pitarrilla
Intertrade Metals Limited Partnership	Canada	100%	Sales and marketing

26.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the years ended December 31, 2018 and 2017 are as follows:

Years ended December 31	2018	2017
	$	$
Trade and other receivables	(4,234)	23,232
Inventory	(40,144)	(10,973)
Trade and other payables	18,753	(10,117)
Provisions	(5,309)	(7,028)
	(30,934)	(4,886)

SSR Mining Inc.	Financial Statements Year-End 2018 | 61

Notes to the Consolidated Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	SUPPLEMENTAL CASH FLOW INFORMATION (Continued)

Other adjustments for non-cash income statement items during the years ended December 31, 2018 and 2017 are as follows:

Years ended December 31	2018	2017
	$	$
Share-based payments	2,157	2,219
Export duty adjustment in cost of sales	—	(4,303)
Change in estimate of close down and restoration provision	1,580	141
Write down of fixed assets	2,771	1,719
Other	375	3,834
	6,883	3,610
During the years ended December 31, 2018 and 2017, we conducted the following non-cash investing and financing transactions:

Years ended December 31	2018	2017
	$	$
Marketable securities received for sale of exploration and evaluation assets (note 6)	1,751	992
Transfer of share-based payment reserve upon exercise of stock options	(2,864)	(1,339)
Acquisition of Chinchillas mineral property (note 3)	—	28,839

SSR Mining Inc.	Financial Statements Year-End 2018 | 62